

December 27, 2013

Via E-Mail
Lance F. Tucker
Senior Vice President, Chief Financial Officer
Papa John's International, Inc.
2002 Papa John's Boulevard
Louisville, Kentucky 40299-2367

> **Re:** **Papa John's International, Inc.**
> **Form 10-K for Fiscal Year Ended December 30, 2012**
> **Filed February 28, 2013**
> **Form 10-Q for Fiscal Quarter Ended September 29, 2013**
> **Filed November 5, 2013**
> **File No. 000-21660**

Dear Mr. Tucker:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstance, please tell us why in your response.

After reviewing the information you provide in response to our comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 20, 2012

Management's Discussion and Analysis
Percentage Relationships and Restaurant Data and Unit Progression, page 31

1. Due to the materiality in amount to your operations, please consider a separate line for "domestic commissary cost of sales" in the table for more transparency to investors.

Results of Operations
2012 Compared to 2011
Review of Consolidated Operating Results
Costs and Expenses, page 37

2. Please quantify each variance factor cited so that investors may understand its relative impact. Examples are (i) increase in international operating expenses primarily associated

with new company-owned restaurants in China substantially offset by an improvement in operating results in the United Kingdom on page 37, (ii) the increase in general and administrative expenses due to increases in legal costs, including estimated costs associated with the tentative settlement of the Agne litigation, short-term management incentives, insurance costs, and higher costs related to the operators' conference on page 37, and (iii) higher operating losses in the company-owned China market on page 19 of the Form 10-Q for the period ended September 29, 2013.

Consolidated Statements of Income, page 54

3.  We note that domestic commissary revenues are material and the second largest category of your revenues.  It appears that the associated costs are material to your results.  Please consider whether revising your presentation to separately present costs associated with domestic commissary revenue instead of aggregating them with other expenses would provide more useful information to investors.  We believe separate presentation of these costs may provide more transparency and meaningful material information to investors about this business and also provide better correlation between the statement of income and the segment note in understanding the amounts reported for this business.  Please revise or advise, as appropriate.

Notes to Consolidated Financial Statements
Note 2. Significant Accounting Policies
Advertising and Related Costs, page 62

4.  We note that the Papa John's Marketing Fund, Inc. ("PJMF") is an unconsolidated non-profit corporation.  It appears the sole purpose of this entity is to provide advertising and brand building related services exclusively to the company and its franchisees.  Please explain to us why it is not appropriate to consolidate this entity, and your specific consideration of ASC 810-10-15-17 in regard to your treatment.  Also, explain to us the ownership structure of this entity and who controls it or how it is controlled.

Form 10-Q for Fiscal Quarter Ended September 29, 2013

Management's Discussion and Analysis
Results of Operations
Discussion of Operating Results, page 18

5.  Please explain to us and disclose as appropriate the reason for the following items:
    - lower gross margin affecting the domestic company-owned restaurant segment disclosed on page 18,
    - higher distribution costs affecting the domestic commissary segment disclosed on pages 19 and 22 and
    - higher operating losses in the company-owned China market affecting the international segment disclosed on page 19.

Lance F. Tucker
Papa John's International, Inc.
December 27, 2013
Page 3

Also, quantify each factor and address any known trend likely to affect the quality and potential variability of your results for the foreseeable future associated with these factors.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Doug Jones at 202-551-3309 if you have any questions. You may also contact me at 202-551-3380.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief